1. Name and Address of Reporting Person:  Jimmie T. G. Coulson
6302 South Corkery Road    Spokane WA  99223
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:
4. Statement for Month/Year:  December 1998
6. Relationship of Reporting Person to Issuer: Director, Officer - President/ CEO 10% owner
Non Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Security:  Common Stock
2. Transaction Date:
3. Transaction Code:  P
4. Securities Acquired:  Amount - (A) Acquired    Price
5. Amount of Securities Beneficially Owned at End of Month:  2,012,961
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A
Derivative Securities Acquired, Disposed Of, Or Beneficially Owned
1. Title of Derivative Security:
Put(Obligation to Buy) First Right of Refusal (Right to Buy)
2. Conversion or Exercise Price of Derivative Security: Greater of (a) market price or (b) the lesser of $.32 per share or book value per share.
3. Transaction Date:  12/28/98
4. Transaction Code:  Code C
5. Number of Derivative Securities Acquired:  (D) 18,322
6. Date Exercisable and Expiration Date:  Date:  1996  Expiration:  2003
7. Title and Amount of Underlying Securities:  Title:  Common Stock
Amt or Number of shares:  388,687
8. Price of Derivative Security: Former spouse has the right to require Mr. Coulson to purchase these shares on an incremental basis during the years 1996 through 2003 and Mr. Coulson also has a first right of refusal to acquire these shares in the event of a third party-s offer to purchase these shares, all on the terms and conditions specified in the property settlement agreement, excerpts of which were filed with Form 3 in March, 1993. The exercise price is the greater of (a) market price, or (b) the lesser of $0.32 per share or book value per share.
9. Number of Derivative Securities Beneficially owned at end of month:  407,009
10. Ownership Form of Derivative Security:  D

Line 2
1. Title of Derivative Security:
Put(Obligation to Buy) First Right of Refusal (Right to Buy)
2. Conversion or Exercise Price of Derivative Security:  $0.28
3. Transaction Date:
4. Transaction Code:
5. Number of Derivative Securities Acquired:
6. Date Exercisable and Expiration Date:
Date:  11/1/1994   Expiration:  10/31/1999
7. Title and Amount of Underlying Securities:  Title:  Common Stock
8. Price of Derivative Security: $5000 Represents 1/3 partnership interest of Mr. Coulson in CINV's holdings of Convertible Debentures.
9. Number of Derivative Securities Beneficially Owned at End of Month: 25,000 Represents 1/3 partnership interest of Mr. Coulson in CINV's holdings of Convertible Debentures.
10. Ownership Form of Derivative Security:  I
11. Nature of Indirect Beneficial Ownership: By CINV a partnership